SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No.    )*

                           NEW YORK HEALTH CARE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    649487105
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                                 (CUSIP Number)

                                Jacob  Rosenberg
                              932 East 29th Street
                              Brooklyn, NY   11210
                                 (718) 375-6700
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(Name, Address and Telephone Number of  Person Authorized to Receive Notices and
                                 Communications)


                                 With a copy to:
                             William J. Davis, Esq.
                             Scheichet & Davis, P.C.
                           505 Park Avenue, 20th Floor
                               New York, NY  10022
                                 (212) 688-3200

                                  July 29, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  NO.  649487105
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1     NAME  OF  REPORTING  PERSON  S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE
      PERSONS:  Jacob Rosenberg                    ###-##-####
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     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                           (a)  [_]
                                                           (b)  [_]
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     3     SEC  USE  ONLY
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     4     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)           OO
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
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     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION         New  York
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 NUMBER  OF         7    SOLE  VOTING  POWER                740,096
  SHARES          --------------------------------------------------------------
BENEFICIALLY        8     SHARED  VOTING  POWER             NONE
OWNED BY EACH    --------------------------------------------------------------
  REPORTING         9     SOLE DISPOSITIVE POWER            740,096
PERSON   WITH     --------------------------------------------------------------
                   10     SHARED  DISPOSITIVE  POWER        NONE
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     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY
            EACH  REPORTING  PERSON                         740,096
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)      [_]
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     13     PERCENT  OF  CLASS  REPRESENTED
            BY  AMOUNT  IN  ROW  (11)                       19.64%
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     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)     IN
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Item  1.     Security  and  Issuer.
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     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of New York Health Care, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 1850 McDonald Avenue, Brooklyn, NY 11223.

Item  2.     Identity  and  Background.
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     (a) - (b) The person filing this Schedule is Jacob Rosenberg, an individual (the "Reporting Person"). The Reporting Person's home address is 932 East 29th Street, Brooklyn, NY 11210.

     (c) The Reporting Person's principal employment is as secretary, chief operating officer and a director of the Issuer, at 1850 McDonald Avenue, Brooklyn, NY 11223.

     (d) - (e) At no time during the last five years was the Reporting Person convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)     The  Reporting  Person  is  a  citizen  of  the  United  States.

Item  3.     Source  and  Amount  of  funds  or  Other  Consideration.

     The Reporting Person was awarded two stock options by the Issuer on November 12, 1999; an incentive stock option with a five-year term exercisable no sooner than six months after the date of issue for a total of 50,000 shares of the Issuer's Common Stock at a price of $.6875 per share (fair market value on the date of issue plus 10%), and a non-qualified stock option with a ten-year term exercisable no sooner than six months after the date of issue for 50,000 shares of Common Stock at an exercise price of $.625 (fair market value on the date of issue). These stock options were issued to the Reporting Person as an incentive award without requiring him to pay any consideration to the Issuer. If and when the Reporting Person exercises either stock option, the source of the exercise price consideration to be paid by the Reporting Person will consist of either a "cashless exercise," in which the Reporting Person will surrender a sufficient number of shares of Common Stock to the Issuer to equal the exercise price or, if a cash exercise, will consist of cash from the Reporting Person's personal resources. The earliest date that the Reporting Person may exercise any portion of the stock options described herein is May 12,2000.

Item  4.     Purpose  of  Transaction.
--------     -------------------------

     The Reporting Person acquired beneficial ownership of the Issuer's Common Stock by reason of having acquired both an incentive stock option for 50,000 shares of Common Stock and a non-qualified stock option for 50,000 shares of Common Stock, each of which are for the purpose of investment.

     Except as set forth above, the Reporting Person has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item  5.     Interest  in  Securities  of  the  Issuer.
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     (a) The Reporting Person becomes the beneficial owner of 740,096 shares of the Issuer's $.01 par value Common Stock, which represents 19.64% of the issued and outstanding shares of the Issuer's Common Stock as of September 30, 1999, the date of the Issuer's most recent Form 10-QSB Report. Of the 740,096 shares of the Issuer's Common Stock beneficially owned by the Reporting Person, 349,401 shares are owned directly, 280,000 shares are available for acquisition pursuant to stock options owned by the Reporting Person and 110,695 shares are available for acquisition pursuant to the terms of the Issuer's Class A Convertible Preferred Stock owned by the Issuer.

     (b) The Reporting Person has the sole power to vote or direct the disposition of up to 740,096 shares of the Issuer's Common Stock.

     (c) No transactions in common stock were effected by the Reporting Person during the past 60 days or since the most recent filing on Schedule 13D.

     (d) No person other than the Reporting Person herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     (e)     Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
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             Respect  to
             -----------

     Securities  of  the  Issuer.

     The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item  7.     Materials  to  be  Filed  as  Exhibits.
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None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  13,  2000

                                                 /s/  Jacob  Rosenberg
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                                                      Jacob  Rosenberg